EXHIBIT 99.4

KPMG LLP	Telephone (306) 934-6200
Chartered Accountants	Fax (306) 934-6233
600-128 4th Avenue South	Internet www.kpmg.ca
Saskatoon Saskatchewan S7K 1M8
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Claude Resources Inc.

 We consent to the inclusion in this annual report on Form 40-F of:

─
our Independent Auditors’ Report dated March 25, 2011 on the consolidated balance sheets of Claude Resources Inc. (the “Company”) as at December 31, 2010 and December 31, 2009, and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2010,

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our Report of Independent Registered Public Accounting Firm dated March 25, 2011 on the consolidated balance sheets of the Company as at December 31, 2010 and December 31, 2009, and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2010, and

─	our Report of Independent Registered Public Accounting Firm dated March 25, 2011 on the Company’s internal control over financial reporting as of December 31, 2010,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

Chartered Accountants
Saskatoon, Canada
March 25, 2011

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
 (“KPMG International”), a Swiss entity
 KPMG Canada provides services to KPMG LLP.

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